                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934

                                (Amendment No. 2)


                                   ePlus inc.
-------------------------------------------------------------------------------
                                (Name of Company)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title and Class of Securities)

                                    294268107
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                              Perry & Bagheri, P.C.
                           1826 Jefferson Place, N.W.
                            Washington, D. C.  20036
                                 (202) 775-8109
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   May 4, 2000
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Page 1 of 32 Pages                                     Exhibit Index at page 20

-------------------------------------------------------------------------------
CUSIP NUMBER 294268107
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Financial Institution Partners II, L.P. / 36-4131559

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    398,500 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    398,500 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               398,500 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               4.1%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               PN
-------------------------------------------------------------------------------

Page 2 of 32 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 294268107
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Hovde Capital, L.L.C. /  91-1825712

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Nevada
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    398,500 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    398,500 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               398,500 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               4.1%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

Page 3 of 32 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 294268107
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Eric D. Hovde / ###-##-####

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               PF OO
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               U.S.A.
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY            49,824 SHARES
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH(1)
                    453,000 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER

                    49,824 SHARES
               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    453,000 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               502,824 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               5.2%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------
(1)  Of the 502,824 Shares beneficially owned by Eric D. Hovde, 398,500 of the
Shares beneficially owned are as managing  member of Hovde Capital, L.L.C.,
19,000 of the Shares beneficially owned are as trustee for Hovde Financial, Inc.
Profit Sharing Plan and Trust, 30,000 of the Shares beneficially owned are as managing member of Hovde Acquisition, L.L.C., 17,000 of the Shares beneficially owned are as trustee for The Eric D. Hovde Foundation, 32,824 of the Shares
beneficially owned are held directly, and 5,500 of the Shares beneficially owned are as managing member of Hovde Capital, Ltd.

Page 4 of 32 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 294268107
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Steven D. Hovde / ###-##-####

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               U.S.A.
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY             0  SHARES
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH(2)
                    453,000 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER

                     0 SHARES
               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    453,000 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               453,000 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               4.7%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------
(2)  Of the 453,000 Shares beneficially owned by Steven D. Hovde, 398,500 of the
Shares beneficially owned are as managing  member of Hovde Capital, L.L.C.,
19,000 of the Shares beneficially owned are as trustee for Hovde Financial, Inc.
Profit Sharing Plan and Trust, 30,000 of the Shares beneficially owned are as managing member of Hovde Acquisition, L.L.C., and 5,500 of the Shares beneficially owned are as managing member of Hovde Capital, Ltd.

Page 5 of 32 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 294268107
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Hovde Acquisition, L.L.C. /  36-4009243

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Nevada
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    30,000 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    30,000 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               30,000 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               0.3%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

Page 6 of 32 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 294268107
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Hovde Financial, Inc. Profit Sharing Plan and Trust / 52-1844197

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: District of Columbia
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    19,000 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    19,000 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               19,000 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               0.2%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               EP
-------------------------------------------------------------------------------

Page 7 of 32 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 294268107
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               The Eric D. Hovde Foundation / 52-2107093

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: District of Columbia
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    17,000 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    17,000 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               17,000 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               0.2%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               EP
-------------------------------------------------------------------------------

Page 8 of 32 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 294268107
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Financial Institution Partners III, L.P. / 52-2199979

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               WC OO
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    5,500 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    5,500 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,500 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               0.1%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               PN
-------------------------------------------------------------------------------

Page 9 of 32 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 294268107
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Hovde Capital, Ltd. /  52-2199941

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)X
                                                            (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               AF
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Nevada
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    5,500 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER


               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    5,500 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,500 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               0.1%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               CO
-------------------------------------------------------------------------------

Page 10 of 32 Pages

Item 1.  Security and Issuer

     The class of security to which this statement relates is the common stock, par value $0.01 per share (the "Shares"), of ePlus inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 400 Herndon Parkway, Herndon, VA 20170.

Item 2.  Identity and Background

     The persons filing this statement are Financial Institution Partners II, L.P., Financial Institution Partners III, L.P. (the "Limited Partnerships"), Hovde Capital, L.L.C., Hovde Capital, Ltd. (the "General Partnerships"), Eric D. Hovde, Steven D. Hovde, Hovde Financial, Inc. Profit Sharing Plan and Trust (the "Plan"), The Eric D. Hovde Foundation (the "Foundation") and Hovde Acquisition, L.L.C. who are collectively referred to herein as the "Reporting Persons." The Limited Partnerships are Delaware limited partnerships formed for the purposes of investing in, among other things, the equity securities of various financial institutions and financial services companies. Hovde Capital, L.L.C., a Nevada limited liability company, is the general partner of Financial Institution Partners II, L.P. Hovde Capital, Ltd., a Nevada limited liability company, is the general partner of Financial Institution Partners III, L.P. Eric D. Hovde is a managing member of both Hovde Capital, L.L.C., Hovde Capital, Ltd., and Hovde Acquisition, L.L.C., a Nevada limited liability company, and is a trustee of both the Plan and the Foundation. Steven D. Hovde is a managing member of both Hovde Capital, L.L.C., Hovde Capital, Ltd., and Hovde Acquisition, L.L.C. and is a trustee of the Plan.

     Eric D. Hovde and Steven D. Hovde each hold beneficial interests in the Shares through ownership of an interest in, and positions as members, officers or trustees of, the General Partners, the Plan, and Hovde Acquisition, L.L.C. Eric D. Hovde holds additional beneficial interests in the Shares through his position as trustee of the Foundation and through Shares owned directly. Eric
D. Hovde and Steven D. Hovde are also directors and executive officers of Hovde Financial, Inc. ("Hovde Financial"). Hovde Financial does not beneficially own any of the Shares.

     Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal businesses and the addresses of their principal businesses and offices for the Limited Partnerships and the General Partners as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partners who are Reporting Persons. The General Partners control the Limited Partnerships.

     None of the Reporting Persons or executive officers, directors or controlling persons of the General Partners have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in
Schedule 2 attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

     The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

     (a) Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

     (b)  None.

     (c)  None.

     (d)  None.

     (e)  None.

     (f)  None.

     (g)  None.

     (h)  None.

     (i)  None.

     (j)  None.

Item 5.  Interest in Securities of the Issuer

(a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of May 4, 2000, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 9,663,965 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of their control over the Limited Partnerships, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnerships are made by the General Partners acting through their chief executive officer or president. As such, the Limited Partnerships and the General Partners share voting and investment power with respect to the Shares. Therefore, as a result of their ownership interest in, and positions as members, officers or trustees of the General Partners, the Plan, and Hovde Acquisition, Eric D. Hovde and Steven D. Hovde may be deemed to have beneficial ownership of the Shares. Neither the General Partners, its executive officers or controlling persons beneficially owns any Shares personally or otherwise, except for the Shares beneficially owned by Eric
D.  Hovde,  Steven  D. Hovde, the Plan, the Foundation, and  Hovde  Acquisition,
L.L.C.

Page 12 of 32 Pages

     (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of May 4, 2000, transactions in the Shares effected during the past sixty (60) days by the Reporting Persons.

     (d)  None.

     (e)  None.

     Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7.  Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.  13d-1(f)(1)
Exhibit B -    [OMITTED - - FILED PURSUANT TO REQUEST FOR CONFIDENTIAL
               TREATMENT] (Incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on
               March 16, 1999)
Exhibit C -    Customer Agreement between NationsBanc Montgomery Securities and
               Financial Institution Partners II, L.P. (Incorporated by
               reference to the Schedule 13D filed with the Commission on March
               16, 1999)
Exhibit D -    Prime Broker Agreement between NationsBanc Montgomery Securities and Financial Institution Partners II, L.P. (Incorporated by
               reference to the Schedule 13D filed with the Commission on March
               16, 1999)
Exhibit E -    Partnership Agreement between NationsBanc Montgomery Securities and Financial Institution Partners II, L.P. (Incorporated by
               reference to the Schedule 13D filed with the Commission on March
               16, 1999)
Exhibit F -    Customer Agreement between NationsBanc Montgomery Securities and
               Eric D. Hovde. (Incorporated by reference to the Schedule 13D filed with the Commission on March 16, 1999)
Exhibit G -    Prime Broker Agreement between NationsBanc Montgomery Securities and Eric D. Hovde. (Incorporated by reference to the Schedule 13D filed with the Commission on March 16, 1999)
Exhibit H -    Customer Agreement between NationsBanc Montgomery Securities and
               Hovde Acquisition, L.L.C. (Incorporated by reference to the
               Schedule 13D filed with the Commission on March 16, 1999)
Exhibit I -    Prime Broker Agreement between NationsBanc Montgomery Securities and Hovde Acquisition, L.L.C. (Incorporated by reference to the
               Schedule 13D filed with the Commission on March 16, 1999)
Exhibit J -    Limited Liability Company Agreement between NationsBanc
               Montgomery Securities and Hovde Acquisition, L.L.C. (Incorporated
               by reference to the Schedule 13D filed with the Commission on
               March 16, 1999)
Exhibit K -    Customer Agreement between NationsBanc Montgomery Securities and
               Hovde Financial Inc. Profit Sharing Plan and Trust. (Incorporated
               by reference to the Schedule 13D filed with the Commission on
               March 16, 1999)
Exhibit L -    Prime Broker Agreement between NationsBanc Montgomery Securities and Hovde Financial Inc. Profit Sharing Plan and Trust.
               (Incorporated by reference to the Schedule 13D filed with the
               Commission on March 16, 1999)
Exhibit M -    Customer Agreement between NationsBanc Montgomery Securities and
               The Eric D. Hovde Foundation.  (Incorporated by reference to the
               Schedule 13D filed with the Commission on May 7, 1999)
Exhibit N -    Prime Broker Agreement between NationsBanc Montgomery Securities and The Eric D. Hovde Foundation. (Incorporated by reference to the Schedule 13D filed with the Commission on May 7, 1999)
Exhibit O-     Customer Agreement between NationsBanc Montgomery Securities and
               Financial Institution Partners III L.P.
Exhibit P-     Prime Broker Agreement between NationsBanc Montgomery Securities and Financial Institution Partners III, L.P.
Exhibit Q-     Partnership Agreement between NationsBanc Montgomery Securities and Financial Institution Partners III, L.P.

                                   Signatures


     After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                         FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                         By:            /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         HOVDE CAPITAL, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         ERIC D. HOVDE

                                   /s/ Eric D. Hovde
                              -------------------------------------------------

                         STEVEN D. HOVDE

                                   /s/ Steven D. Hovde
                              -------------------------------------------------

                         HOVDE ACQUISITION, L.L.C.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         HOVDE FINANCIAL, INC. PROFIT SHARING PLAN AND TRUST

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                         Its:      Trustee
                              -------------------------------------------------

                         THE ERIC D. HOVDE FOUNDATION

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                         Its:      Trustee
                              -------------------------------------------------

                         FINANCIAL INSTITUTION PARTNERS III, L.P., by its General Partner, HOVDE CAPITAL, LTD.

                         By:            /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         HOVDE CAPITAL, LTD.

                         By:       /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member


Dated:    5/4/00
        ----------

                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS

                                        Principal Business and
                                        Address of Principal Business
     Name                               or Principal Office
     ----                               ------------------------------
Financial Institution                   Limited partnership formed to make
Partners II, L.P.                       investments primarily in equity
                                        securities of financial institutions and
                                        financial services companies.
                                        1824 Jefferson Place, N.W.
                                        Washington, D.C. 20036
                                        Organized: State of Delaware

Hovde Capital, L.L.C.                   Limited liability company formed to
                                        serve as the general partner of
                                        Financial Institution Partners II, L.P.
                                        1824 Jefferson Place, N.W.
                                        Washington, D.C. 20036
                                        Organized: State of Nevada

Eric D. Hovde                           Investment banker
                                        Hovde Financial, Inc.
                                        1826 Jefferson Place, N.W.
                                        Washington, D.C. 20036

Steven D. Hovde                         Investment banker
                                        Hovde Financial, Inc.
                                        1629 Colonial Parkway
                                        Inverness, Illinois 60067

Hovde Acquisition, L.L.C.               Limited liability company formed to make
                                        investments primarily in equity
                                        securities of financial institutions.
                                        1824 Jefferson Place, N.W.
                                        Washington, D.C. 20036
                                        Organized: State of Nevada

Hovde Financial, Inc. Profit Sharing    Profit sharing plan for employees of
Plan and Trust                          Hovde Financial, Inc.
                                        1826 Jefferson Place, N.W.
                                        Washington, D.C. 20036
                                        Organized:  District of Columbia

The Eric D. Hovde Foundation            Charitable trust formed to further
                                        research regarding and treatment of
                                        multiple sclerosis.
                                        1826 Jefferson Place, N.W.
                                        Washington, D.C. 20036
                                        Organized: District of Columbia

Financial Institution                   Limited partnership formed to make
Partners III, L.P.                      investments primarily in equity
                                        securities of financial institutions and
                                        financial services companies.
                                        1824 Jefferson Place, N.W.
                                        Washington, D.C. 20036
                                        Organized: State of Delaware

Hovde Capital, Ltd.                     Limited liability company formed to
                                        serve as the general partner of
                                        Financial Institution Partners III, L.P.
                                        1824 Jefferson Place, N.W.
                                        Washington, D.C. 20036
                                        Organized: State of Nevada


    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                     PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(3)            Investment banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (4)             Investment banker             U.S.
1826 Jefferson Place, N.W.    Hovde Financial, Inc.
Washington, D.C. 20036        1826 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Investment banking firm


-------------------------------------------------------------------------------
(3) Steven D. Hovde is affiliated with the following Reporting Persons:
President, Treasurer of Hovde Capital, L.L.C.; Executive Vice President, Treasurer of Hovde Acquisition, L.L.C.; a trustee of the Plan; Executive Vice President of Hovde Capital, Ltd.

(4) Eric D. Hovde is affiliated with the following Reporting Persons: Chairman and CEO of Hovde Capital, L.L.C.; President, Assistant Treasurer of Hovde Acquisition, L.L.C.; a trustee of both the Plan and the Foundation; President of Hovde Capital, Ltd.

                                   SCHEDULE 2

     The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                        Amount
                                        Originally
                    Total               Financed/           Source of
Name                Consideration       Current Balance     Funds
-------------------------------------------------------------------------------


Financial           $3,451,535.90       $1,725,767.95/      Working Capital/
Institution                             $1,725,767.95       Margin Account(5)
Partners II, L.P.

Hovde Capital,      $3,451,535.90       $1,725,767.95/      Working Capital/
L.L.C.                                                           $1,725,767.95
                                                            Margin Account of
                                                            Affiliate(5)

Eric D. Hovde       $281,992.50         $140,996.25/        Working Capital/
                                        $140,996.25         Margin Account(6)

Hovde Acquisition,  $263,778.00         $131,889.00/        Working Capital/
L.L.C.                                  $131,889.00         Margin Account(7)

Hovde Financial,    $128,260.64         $64,130.32/         Working Capital/
Inc. Profit Sharing                     $64,130.32          Margin Account(8)
Plan and Trust

The Eric D. Hovde   $143,437.50         $71,718.75/         Working Capital/
Foundation                              $71,718.75          Margin Account(9)

Financial           $184,234.88         $92,117.44/         Working Capital/
Institution                             $92,117.44          Margin Account (10)
Partners III, L.P.

Hovde Capital,      $184,234.88         $92,117.44/         Working Capital/
Ltd.                                    $92,117.44          Margin Account of
                                                            Affiliate (10)

-----------------------------------------------------
(5) $1,725,767.95 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.
(6) $140,996.25 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.
(7) $131,889.00 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.
(8) $64,130.32 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.
(9) $71,718.75 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.
(10) $92,117.44 was financed through a margin account with NationsBanc Montgomery Securities at Federal Funds rate +5/8.

                                   SCHEDULE 3

     The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                            Approximate
Name                          Number of Shares              Percentage
----                          ----------------              -----------
Financial Institution         398,500                       4.1%
Partners II, L.P.

Hovde Capital, L.L.C.         398,500                       4.1%

Hovde Acquisition, L.L.C.     30,000                        0.3%

Hovde Financial, Inc. Profit  19,000                        0.2%
Sharing Plan and Trust

The Eric D. Hovde Foundation  17,000                        0.2%

Eric D. Hovde                 502,824                       5.2%

Steven D. Hovde               453,000                       4.7%

Financial Institution         5,500                         0.1%
Partners III, L.P.

Hovde Capital, Ltd.           5,500                         0.1%

-------------------------------------------------------------------------------

Aggregate Shares Held by      502,824                       5.2%
Reporting Persons

                                   SCHEDULE 4

Description of Transactions in Shares Effected Within 60 Days.

The Reporting Persons had effected the following transactions in the Shares within sixty (60) days of May 4, 2000:

-------------------------------------------------------------------------------
               Transaction    Number of Transaction    Transaction    Broker
               Date           Shares    Price          Type
-------------------------------------------------------------------------------
Financial      4/5/00         5,000     $33.00         Sell          Herzog
Institution
Partners II,   3/13/00        10,000    $56.2688       Sell          Knight
L.P.

Financial      4/11/00        3,300     $31.1136       Buy           Bloomberg
Institution                                                          Tradebook
Partners III,
L.P.           3/8/00         2,200     $37.00         Buy           Knight


Page 19 of 32


                                  EXHIBIT INDEX


                                                                 Page

Exhibit A-     Consent Agreement to 17 C.F.R. 13d-1(f)(1)       22

Exhibit B -    [OMITTED - - FILED PURSUANT TO REQUEST
               FOR CONFIDENTIAL TREATMENT] (Incorporated by
               reference to the Schedule 13D filed with the
               Commission on March 16, 1999) (11)

Exhibit C -    Customer Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               the Schedule 13D filed with the Commission on
               March 16, 1999)

Exhibit D -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               the Schedule 13D filed with the Commission on
               March 16, 1999)

Exhibit E -    Partnership Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               the Schedule 13D filed with the Commission on
               March 16, 1999)

Exhibit F -    Customer Agreement between NationsBanc
               Montgomery Securities and Eric D. Hovde
               (Incorporated by reference to the Schedule 13D
               filed with the Commission on March 16, 1999)

Exhibit G -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Eric D. Hovde
               (Incorporated by reference to the Schedule 13D
               filed with the Commission on March 16, 1999)

Exhibit H -    Customer Agreement between NationsBanc Montgomery
               Securities and Hovde Acquisition, L.L.C.
               (Incorporated by reference to the Schedule 13D
               filed with the Commission on March 16, 1999)

Page 20 of 32


Exhibit I -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Hovde Acquisition,
               L.L.C. (Incorporated by reference to the Schedule
               13D filed with the Commission on March 16, 1999)

Exhibit J -    Limited Liability Company Agreement between
               NationsBanc Montgomery Securities and Hovde
               Acquisition, L.L.C. (Incorporated by reference
               To the Schedule 13D filed with the Commission on
               March 16, 1999)

Exhibit K -    Customer Agreement between NationsBanc
               Montgomery Securities and Hovde Financial Inc.
               Profit Sharing Plan and Trust. (Incorporated by
               reference to the Schedule 13D filed with the
               Commission on March 16, 1999)

Exhibit L -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Hovde Financial Inc.
               Profit Sharing Plan and Trust. (Incorporated by
               reference to the Schedule 13D filed with the
               Commission on March 16, 1999)

Exhibit M -    Customer Agreement between NationsBanc Montgomery
               Securities and The Eric D. Hovde Foundation.
               (Incorporated by reference to the Schedule 13D
               filed with the Commission on May 7, 1999)

Exhibit N -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and The Eric D. Hovde
               Foundation. (Incorporated by reference to the
               Schedule 13D filed with the Commission on
               May 7, 1999)

Exhibit O-     Customer Agreement between NationsBanc            23
               Montgomery Securities and Financial Institution
               Partners III L.P.

Exhibit P-     Prime Broker Agreement between NationsBanc        27
               Montgomery Securities and Financial Institution
               Partners III, L.P.

Exhibit Q-     Partnership Agreement between NationsBanc         31
               Montgomery Securities and Financial Institution
               Partners III, L.P.



------------------------------------------
(11) Portions of Exhibit 5 have been omitted pursuant to a request for confidential treatment of information in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934.

                                                                       EXHIBIT A

               Consent Agreement Pursuant to 17 C.F.R. 13d-1(f)(1)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.

                    FINANCIAL INSTITUTION PARTNERS II, L.P., by its General Partner, HOVDE CAPITAL, L.L.C.

                    By:            /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                    HOVDE CAPITAL, L.L.C.

                    By:       /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                    ERIC D. HOVDE

                              /s/ Eric D. Hovde
                    -------------------------------------------------

                    STEVEN D. HOVDE

                              /s/ Eric D. Hovde
                    -------------------------------------------------

                    HOVDE ACQUISITION, L.L.C.

                    By:       /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                    HOVDE FINANCIAL, INC. PROFIT SHARING PLAN AND TRUST

                    By:       /s/ Eric D. Hovde
                    -------------------------------------------------
                    Its:      Trustee
                    -------------------------------------------------

                    THE ERIC D. HOVDE FOUNDATION

                    By:       /s/ Eric D. Hovde
                    -------------------------------------------------
                    Its:      Trustee
                    -------------------------------------------------

                    FINANCIAL INSTITUTION PARTNERS III, L.P., by its General Partner, HOVDE CAPITAL, LTD.

                    By:            /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                    HOVDE CAPITAL, LTD.

                    By:       /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

Dated:    5/4/00
        ----------

                                                                       EXHIBIT O

                               CUSTOMER AGREEMENT

 This agreement sets forth the terms and conditions pursuant to which we, NationsBanc Montgomery Securities LLC, and our successors and assigns, will maintain your account for purchases and sales of "securities and other property," which means, but is not limited to securities, financial instruments, commodities and money of every kind and nature and related contracts and options. This definition includes securities or other property currently or hereafter held, carried or maintained by, or in the possession or control of, us or any of our related entities for any purpose in and for any account now or hereafter opened by you. You understand that, if your account is a cash account, the provisions of paragraphs 18 & 19 are not binding upon you unless you enter into a margin transaction and, if your account is a commodities account, the provisions of paragraph 14 shall not be applicable.

1. APPLICABLE LAW AND REGULATIONS. All transactions in your account shall be subject to all applicable laws and the rules and regulations of all federal, state and self-regulatory agencies, including, but not limited to, the Board of Governors of the Federal Reserve System and the constitution, rules, customs and usages of the exchange or market (and its clearing house) where the transactions are executed.

2. SECURITY INTEREST AND LIEN. All securities or other property which we may at any time be carrying or maintaining for you or which may at any time be in our possession or control for any purpose, including safekeeping, shall be subject to a general lien for the discharge of all of your obligations to us, irrespective of whether or not we have made advances in connection with such securities or other property, and irrespective of the number of accounts you may have with us.

3. DEPOSITS ON CASH TRANSACTIONS. If at any time NationsBanc Montgomery Securities LLC considers it necessary for its protection, it may in its discretion require you to deposit cash or collateral in your account to assure due performance by you of your open contractual commitments.

4. BREACH OR DEFAULT. In the event of any breach by you of any agreement with us, or any default by you in any obligation to us, or should you die or file a petition in bankruptcy or for the appointment of a receiver by or against you, or should we for any reason whatsoever deem it necessary for our protection, we are hereby authorized, at our discretion, to sell any or all of the securities and other property in any of your accounts which may be in our possession or control, or which we may be carrying or maintaining for you (either individually or jointly with others), or to buy-in any securities or other property of which your account or accounts may be short, or to cancel any other standing orders, to close out your account or accounts in whole or in part or in order to close out any commitment made on your behalf. Any such sale, purchase or cancellation may be made according to our judgment and may be made, at our discretion, on the exchange or other market where such business is then usually transacted, or at public auction or at private sale, without advertising the same and without notice to you or to your personal representative, and without prior tender, demand or call of any kind upon you, or upon your personal representative (each of which is expressly waived by you), and we may purchase the whole or any part thereof free from any right of redemption, and you shall remain liable for any deficiency; it being understood that a prior tender, demand, call or notice of any kind shall not be considered a waiver of our right to sell or buy any securities and/or other property held by us, or owed us by you, at any time as hereinbefore provided. Nothing in this agreement shall be construed as relieving you of any obligations imposed by law.

5. FINALITY OF REPORTS. Reports of execution of orders and statements of your accounts shall become conclusive if not objected to in writing, the former within five days, and the latter within ten days, after forwarding by us to you by mail or otherwise.

6. RECEIPT OF TRUTH-IN-LENDING. You hereby acknowledge receipt and review of NationsBanc Montgomery Securities LLC's Truth-In-Lending disclosure statement contained here within. You understand that interest will be charged on any debit balances in accordance with the methods described in that statement or in any amendment or revision thereto which may be provided to you. It is understood and agreed that the interest charge made to your account at the close of one charge period will be compounded, unless paid; that is, the unpaid interest charge for previous periods will be added to the opening balance for the next charge period, thereby becoming part of the principal amount due and bearing like interest.

7. TRANSFERS BETWEEN ACCOUNTS. At any time and from time to time, at our discretion, we may without notice to you apply and/or transfer any or all securities and/or other property of yours interchangeably between any of your accounts.

8. SELL ORDERS. It is understood and agreed that you will designate any sell order for a short account which you place with us as a "short sale" and hereby authorize us to mark such order as being "short," and when placing with us any order for a long account, will designate it as such and hereby authorize us to mark such order as being "long." Any sell order which you shall designate as being for long account as above provided is for securities then owned by you and, if such securities are not then deliverable by us from any of your accounts, the placing of such order shall constitute a representation by you that it is impracticable for you to then deliver such securities to us but that you will deliver them as soon as it is possible for you to do so without undue inconvenience or expense.

9. AGE, BENEFICIAL INTEREST. If you are an individual, you represent that you are of full legal age, and, in any event not less than eighteen years of age. You further represent that no one except you has an interest in your account with us.

10. OPERATIONAL MATTERS. NationsBanc Montgomery Securities LLC primarily uses banks located in California and New York to issue checks. Also, when we hold securities for your account, dividends and interest are credited on or about the payable date as received. Most of our customers prefer to have these funds held in their accounts, and this will be the procedure which we will follow with your account unless you advise us of an alternative procedure which you would prefer. For example, we could arrange for checks to be sent to you monthly. If you require special arrangements, please bring the matter to our attention. NationsBanc Montgomery Securities LLC's policy is not to receive remuneration for directing orders to particular brokers/ dealers or market centers for execution. Notwithstanding this policy, should NationsBanc Montgomery Securities LLC receive such remuneration on any transaction, appropriate disclosure will be made.

11. CREDIT REPORT. NationsBanc Montgomery Securities LLC may, in its discretion, request an investigative consumer report on you as a credit reference, which report may include information with respect to character, general reputation, personal characteristics and mode of living. In accordance with the Fair Credit Reporting Act, a copy of any such report, if obtained, will be made available to you upon written request.

12. CLEARANCE ACCOUNTS. If NationsBanc Montgomery Securities LLC carries your account as clearing broker by arrangement with another broker through whose courtesy your account has been introduced, then unless NationsBanc Montgomery Securities LLC receives from you a written notice to the contrary, NationsBanc Montgomery Securities LLC shall accept from such other broker, without any inquiry or investigation by us, (i) orders for the purchase and sale of securities and other property on margin or otherwise, and (ii) any other instructions concerning said account. You understand NationsBanc Montgomery Securities LLC shall have no responsibility or liability to you for any acts or omissions of such other broker, its officers, employees or agents.

13. WAIVER, ASSIGNMENT AND NOTICES. No term or provision of this Agreement may be waived or modified unless in writing and signed by the party against whom such waiver or modification is sought to be enforced. NationsBanc Montgomery Securities LLC's failure to insist at any time upon strict compliance with this Agreement or with any of the terms hereunder or any continued course of such conduct on its part shall in no event constitute or be considered a waiver by NationsBanc Montgomery Securities LLC of any of its rights or privileges. This Agreement contains the entire understanding between you and NationsBanc Montgomery Securities LLC concerning the subject matter of this Agreement. You may not assign your rights or obligations hereunder without first obtaining the prior written consent of NationsBanc Montgomery Securities LLC. Notice or other communications, including margin calls, delivered or mailed to the address given below shall, until NationsBanc Montgomery Securities LLC has received notice in writing of a different address, be deemed to have been personally delivered to you.

14. ARBITRATION.

-    ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

- THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

- PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

- THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

- THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

YOU AGREE, AND BY CARRYING AN ACCOUNT FOR YOU, WE AGREE, THAT ALL CONTROVERSIES WHICH MAY ARISE BETWEEN US CONCERNING ANY TRANSACTION OR THE CONSTRUCTION, PERFORMANCE OR BREACH OF THIS OR ANY OTHER AGREEMENT BETWEEN US, WHETHER ENTERED INTO PRIOR, ON, OR SUBSEQUENT TO THE DATE HEREOF, SHALL BE DETERMINED BY ARBITRATION. ANY ARBITRATION UNDER THIS AGREEMENT SHALL BE CONDUCTED ONLY IN THE FORUMS PROVIDED BY THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. OR THE BOARD OF GOVERNORS OF THE NEW YORK STOCK EXCHANGE, INC., AS YOU MAY ELECT. IF YOU DO NOT MAKE SUCH ELECTION BY REGISTERED MAIL ADDRESSED TO NATIONSBANC MONTGOMERY SECURITIES LLC, 600 MONTGOMERY STREET, SAN FRANCISCO, CA 94111,
ATTENTION: LEGAL DEPARTMENT, AND RECEIVED WITHIN FIVE DAYS AFTER DEMAND BY US THAT YOU MAKE SUCH ELECTION, THEN NATIONSBANC MONTGOMERY SECURITIES LLC MAY MAKE SUCH ELECTION. THE AWARD OF THE ARBITRATORS, OR OF THE MAJORITY OF THEM, SHALL BE FINAL, AND JUDGMENT UPON ANY AWARD RENDERED BY THE ARBITRATORS MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until:
(i)    the class certification is denied;
(ii)   the class is decertified; or
(iii)  the customer is excluded from the class by the court.
Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

15. NEW YORK LAW TO GOVERN. This Agreement and its enforcement shall be governed by the laws of the State of New York (without regard to any principles of conflicts of law) and its provisions shall be continuous; shall cover individually and collectively all accounts which you may open or reopen with us, and shall inure to the benefit of our present organization, and any successor organization, irrespective of any change or changes at any time in the personnel thereof, for any cause whatsoever, and of the assigns of our present organization or any successor organization, and shall be binding upon you, and/or your estate, executors, administrators, heirs and assigns.

16. PARTIAL UNENFORCEABILITY. If any provision herein is or should become inconsistent with any present or future law, rule or regulation of any sovereign government or a regulatory body having jurisdiction over the subject matter of this Agreement or is held to be invalid, void or unenforceable by reason of any law, rule, administrative order or judicial decision, such provision shall be deemed to be rescinded or modified in accordance with any such law, rule, regulation, order or decision. In all other respects, this Agreement shall continue and remain in full force and effect.

17.  LIMIT ORDERS.  NationsBanc Montgomery Securities LLC reserves the right  to
  not   accept  from  customers  limit  orders  in  NASDAQ  or  over-the-counter securities in which it acts as a market maker.

18. MARGIN IN MARGIN ACCOUNTS (NOT APPLICABLE TO CASH ACCOUNTS). You hereby agree to maintain such margin in your margin account as NationsBanc Montgomery Securities LLC may in its discretion require and you agree to pay forthwith on demand any debit balance owing with respect to any of your margin accounts, and if not paid this shall be a breach of this Agreement and NationsBanc Montgomery Securities LLC may take such action as it considers necessary for its protection in accordance with this Agreement. You understand that, even if NationsBanc Montgomery Securities LLC has a policy of giving customers notice of a margin deficiency, NationsBanc Montgomery Securities LLC is not obligated to request additional margin from you, and there may be circumstances where NationsBanc Montgomery Securities LLC will liquidate securities and/or other property in your account without notice to you. You will be charged interest on your debit balance which if not paid at the close of an interest period will be added to the opening balance for the next interest period. Please consult the attached disclosure statement for an outline of NationsBanc Montgomery Securities LLC's interest policies.

                                                            CASH/MARGIN

19. CUSTOMER'S CONSENT TO LOAN OR PLEDGE OF SECURITIES AND OTHER PROPERTY (NOT APPLICABLE TO CASH ACCOUNTS). You hereby authorize NationsBanc Montgomery Securities LLC to lend either to itself or to others any securities and other property held by NationsBanc Montgomery Securities LLC in your margin account and to carry all such property in its general loans and such property may be pledged, repledged, hypothecated or rehypothecated, without notice to you, either separately or in common with other such property for any amounts due to NationsBanc Montgomery Securities LLC thereon or for a greater sum, and NationsBanc Montgomery Securities LLC shall have no obligation to retain a like amount of similar property in its possession and control.

  BY SIGNING THIS AGREEMENT YOU ACKNOWLEDGE THAT THE SECURITIES IN YOUR MARGIN ACCOUNT MAY BE LOANED TO NATIONSBANC MONTGOMERY SECURITIES LLC OR LOANED OUT TO OTHERS AND THAT YOU HAVE RECEIVED AND REVIEWED A COPY OF THIS AGREEMENT.

  THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AT PAGES 2-3 AT PARAGRAPH 14.

  IF JOINT ACCOUNT BOTH PARTIES MUST SIGN. Persons signing on behalf of others please indicate title or capacity in which you have signed.



     Financial Institution Partners III, L.P.
---------------------------------------------------
                                  (Typed or Printed Name)

     By: Hovde Capital, Ltd., general partner
     By: Richard J. Perry, Jr., Secretary
---------------------------------------------------
                  (Signature)

     /s/ Richard J. Perry, Jr.
---------------------------------------------------
                  (Signature)

     1824 Jefferson Place, N.W.
---------------------------------------------------
                (Mailing Address)

Washington               DC        20036
---------------------------------------------------
(City)                 (State)     (Zip)

               11/5/99
---------------------------------------------------
                     (Date)


Acct.
No:____________________________________________

                                                                       EXHIBIT P
NationsBanc Montgomery Securities LLC

                             PRIME BROKER AGREEMENT

In accordance with the requirements set forth in the January 25, 1994 No-Action Letter of the Division of Market Regulation of the Securities and Exchange Commission (the "No-Action Letter"), NationsBanc Montgomery Securities LLC ("NMS"), a North Carolina corporation, and each Customer on whose behalf this agreement has been executed ("Customer"), hereby agree as follows.

1. As of October 3, 1994 or such later date when the No-Action Letter shall become effective, this Agreement shall apply to all transactions in which NMS is given up as the prime broker for Customer; i.e. transactions executed for Customer by one or more executing brokers (each, an "Executing Broker"), which transactions are submitted to NMS for clearance and settlement.

2. If Customer is the beneficial owner of an account managed by an Investment Advisor registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940 or such other authorized agent, attorney-in-fact or third party ("Investment Advisor"), then this Agreement has been executed on Customer's behalf by such Investment Advisor. Each Customer on whose behalf this Agreement has been executed is named on Schedule A hereto, as such Schedule may be modified from time to time. Investment Advisor represents and warrants that it has on file written authorization to execute agreements on behalf of each Customer named on Schedule A and shall indemnify and hold NMS harmless from any claim or claims arising from Investment Advisor's unauthorized execution of this Agreement on any such Customer's behalf.

3. All Executing Brokers through whom Customer or Investment Advisor, as the case may be, is initially authorized to execute prime brokerage transactions are identified on Schedule B hereto. Prior to entering into a prime brokerage transaction with an Executing Broker not identified on Schedule B. Customer or Investment Advisor shall state in a writing sent via facsimile to NMS that it desires to do so and confirm with NMS that a prime brokerage agreement has been executed- between NMS and such Executing Broker. Upon execution of a prime brokerage agreement between NMS and such Executing Broker, Schedule B hereto shall be deemed automatically amended to include such Executing Broker and, only thereafter, may Customer execute prime brokerage transactions with such Executing Broker pursuant to this Agreement.

4. Customer or Investment Advisor, as the case may be, will promptly notify NMS of each transaction executed by an Executing Broker on Customer's behalf, no later than the close of business on trade date. At a minimum, such notice will include the security involved, the number of shares or units, the price per share or unit, whether the transaction was a long or short sale or a purchase, the Executing Broker and the Executing Broker's commission.

5. On the next business day following trade date, NMS will send to Customer, or if requested in writing, to Investment Advisor, notification confirming the details of each transaction executed by Executing Broker on Customer's behalf, based upon the information provided to NMS by Customer or Investment Advisor. Such notification will include all information required for a confirmation pursuant to Rule 10b-10 under the Securities Exchange Act of 1934 ("Rule 10b-10"), except the capacity of the executing broker, an average price designation, and, in principal trades, the reported trade price and the difference between that price and the net price to Customer, if this information has not been provided to NMS by Customer or Investment Advisor. In addition, the notification will disclose any transaction-based charges imposed by NMS and any commission charged by Executing Broker.

6. NMS will settle transactions on Customer's behalf, unless, during the time permitted for disaffirmations under the agreement then in effect between NMS and Executing Broker, NMS disaffirms all unsettled transactions of Customer that NMS determines to disaffirm in good faith and in accordance with reasonable commercial standards. NMS will promptly send to Customer or Investment Advisor, as applicable, a notice of cancellation of all disaffirmed transactions to offset any notifications sent previously. NMS shall not be responsible for the clearance and settlement of transactions that it disaffirms. Rather, Customer shall be responsible and liable solely to Executing Broker(s) for the clearance and settlement of such transactions.

7. Without limiting the generality of the foregoing, if Customer is the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, NMS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with NMS minimum net equity of at least $250,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934. Otherwise, if Customer is not the beneficial owner of an account managed by an Investment Advisor registered under the Investment Advisor's Act of 1940, NMS, in its sole and absolute discretion, may elect not to settle prime brokerage transactions on behalf of Customer if Customer fails to maintain in its account with NMS minimum net equity of at least $1,000,000 in cash or securities with a ready market as defined in Rule 15c3-l(c)(11) under the Securities Exchange Act of 1934.

8. Furthermore, in the event net equity in Customer's account with NMS falls below the minimum amount set forth in the No-Action Letter, Customer shall have until 12:00 noon of the fifth business day following the date on which net equity fell below the minimum amount to restore net equity to the level required in the No-Action Letter. If Customer fails to restore net equity to the required level, NMS shall notify each Executing Broker, by the same day's close of business, that NMS is no longer acting as Prime Broker for Customer. As of the day following such notice, NMS may not accept any prime brokerage transactions commenced on behalf of Customer.

9. So long as this Agreement is in effect, NMS will be responsible to ensure that all transactions which it has affirmed and not subsequently disaffirmed, and is obligated to clear, are cleared between NMS and Customer, and accordingly, appear on NMS's books in either a cash or margin account for Customer and conform to Regulation T promulgated by the Board of Governors of the Federal Reserve System and applicable self-regulatory organization margin requirements.

10. Customer may instruct, in a writing separate from the prime brokerage agreement between Customer and Executing Broker, Executing Broker to send confirmations of transactions, as required by Rule l0b-10, to Customer in care of NMS. Confirmations received by NMS on Customer's behalf are available to Customer without charge, promptly upon request. The parties acknowledge that providing such an instruction is not a condition to entering into this Agreement, nor shall Customer be charged differential fees or otherwise receive incentives for providing such an instruction.

11.NMS is hereby authorized to disclose Customer's name and address to each Executing Broker identified on Schedule B. as such Schedule may be modified from time to time, to enable such Executing Broker to establish on its books an account for Customer to be used in the event transactions are disaffirmed by NMS.

12. NMS will issue to Customer a statement of account at least on a quarterly basis. The statement will include all transactions that occurred during the statement period and the resultant security positions and money balances.

13. Customer represents and warrants that it is currently in compliance, and during the term of this Agreement will remain in compliance, with all applicable requirements of the No-Action Letter, and any supplements or amendments thereto; including, in particular, the requirement that it execute an agreement similar to this Agreement with each Executing Broker at any point in time identified on Schedule B.

14. In the event of an inconsistency between any term or terms of this Agreement and those of any Cash Account Agreement, Margin Agreement or Clearing Agreement between the parties, this Agreement shall control to the extent of such inconsistency.

15. This Agreement may be amended or modified only by NMS upon prior written notice to Investment Advisor or Customer. Such amendment or modification shall become effective immediately in the event Customer continues to accept prime brokerage services from NMS after the date on which such notice is given.

16. This Agreement may be terminated by either party hereto upon prior written notice. Any such termination shall not affect Customer's liabilities and obligations to NMS with respect to transactions executed prior to such termination.

17. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of law principles thereof.

18. (a)  Arbitration is final and binding on the parties.

          (b) The parties are waiving their rights to seek remedies in court, including the right to a jury trial.

          (c) Pre-arbitration discovery is generally more limited than and different from court proceedings.

         (d) The arbitrators' award is not required to include factual findings or legal reasoning and any party's right to appeal or seek modifications or rulings by the arbitrators is strictly limited.

         (e) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

ANY CONTROVERSY BETWEEN NMS OR ANY OF ITS AFFILIATES OR ANY OF ITS OR THEIR PARTNERS, OFFICERS, DIRECTORS OR EMPLOYEES ON THE ONE HAND, AND CUSTOMER AND/OR INVESTMENT ADVISOR ON THE OTHER HAND, ARISING OUT OF OR RELATING TO THIS
AGREEMENT OR THE ACCOUNTS ESTABLISHED HEREUNDER, SHALL BE SETTLED BY ARBITRATION, IN ACCORDANCE WITH THE RULES THEN OBTAINING OF THE NEW YORK STOCK EXCHANGE, INC. (OR SUCH OTHER ARBITRATION PANEL OR BOARD AS MAY BE REQUIRED BY
LAW). ANY AWARD OF THE ARBITRATORS SHALL BE FINAL, AND JUDGMENT UPON THE AWARD RENDERED MAY BE ENTERED IN ANY COURT, STATE OR FEDERAL, HAVING JURISDICTION.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement, WHICH IS ACKNOWLEDGED TO CONTAIN A PRE-DISPUTE ARBITRATION CLAUSE, to be duly executed and delivered as of the date set forth below.


Financial Institution Partners III, L.P.
-----------------------------------------
CUSTOMER OR INVESTMENT ADVISOR             ACCEPTED AND AGREED TO:
                                           NATIONSBANC MONTGOMERY
By:  HOVDE CAPITAL, LTD., general partner  SECURITIES LLC AS PRIME BROKER

By:  /s/ Richard J. Perry, Jr.              By:
-----------------------------------------       -------------------------
Richard J. Perry, Jr., Secretary
-----------------------------------------    ----------------------------
   Print Name and Title                      Print Name and Title

Date:  11/5/99                         Date:
       ------                                   -------


                                                                       EXHIBIT Q

NationsBanc Montgomery Securities LLC
                                   ________________________________
                                   ACCOUNT NUMBER

                                   ________________________________
                                   ACCOUNT NAME


                              PARTNERSHIP AGREEMENT

Ladies and Gentlemen:

In consideration of your opening and carrying a partnership account in the name of Financial Institution Partners III, L.P. a duly organized partnership (the "Partnership") of which each of the undersigned is a general partner, the undersigned jointly and severally agree that each of the following persons, to wit:

Eric D. Hovde                      Steven D. Hovde
--------------------------------   --------------------------------

Richard J. Perry, Jr.
--------------------------------   --------------------------------

are hereby appointed the authorized agents and attorneys-in-fact of the Partnership (the "Authorized Agents"), and shall have authority on behalf of the Partnership, and for its account and risk, to buy, sell (including short sales), tender, convert, exchange, trade and otherwise deal in, through you as brokers, stocks, bonds, options and any other securities (on margin or otherwise) in accordance with your terms and conditions for the Partnership account.

You are authorized to follow the instructions of the Authorized Agents in every respect concerning said account, and to deliver to them on behalf of the Partnership account all demands, notices, confirmations, reports, statements of accounts, and communications of every kind; to deliver to them on behalf of the Partnership account money, securities and property of every kind, and to follow the orders of said Authorized Agents regarding the same. The Authorized Agents are hereby authorized to execute and deliver on behalf of the Partnership account agreements relating to any of the foregoing matters and to terminate or modify same or waive any of the provisions thereof; and generally to deal with you on behalf of the Partnership account as fully and completely as if each alone were interested in said accounts, all without notice to the other or others interested in said account.

This Authorization and indemnity is in addition to, and in no way limits or restricts, any rights which you have under any other agreement or agreements between you and the undersigned, or any of them, now existing or hereafter entered into, and is binding on the Partnership and its legal representatives, successors and assigns. This authorization and indemnity is also a continuing one and shall remain in full force and effect until revoked by a written notice, addressed to you and delivered to you at your principal office in San Francisco. No such revocation shall affect any liability arising out of any transaction initiated prior to such revocation. The undersigned, jointly and severally agree to indemnify and hold you harmless from and to pay you promptly on demand any debit balance in said account, including any loss or debit balance resulting from transactions initiated prior to receipt of such revocation.

The undersigned hereby certify that the general and/or limited partners of said Partnership are as follows: *

Name           N/A                 Occupation
                                   -------------------------
------------------------
Name                             Occupation
                                   -------------------------               -----
-------------------
Name                             Occupation
                                   -------------------------               -----
-------------------
*or attach signature page(s) of partnership

Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------
Name                             Occupation
               -------------------------
------------------------

The undersigned further authorizes you, in the event of death or retirement of any of the general and/or limited partners of said Partnership, to take such proceedings, require such papers, retain such portions or restrict transactions in said account as you may deem advisable to protect you against any liability, penalty or loss under any present or future laws or otherwise. It is further agreed that in the event of the death or retirement of any member of the said Partnership the remaining members will immediately cause you to be notified of such fact.

This Authorization and indemnity and its enforcement shall be governed by the laws of the State of New York, shall cover individually and collectively all accounts covered by this agreement and authorization which the undersigned may open or reopen with you, and shall inure to the benefit of your present organization, and any successor organization, irrespective of any change or changes of any kind of the personnel thereof for any cause whatsoever, and of the assigns of your present organization or any successor organization.

Customer consent to loan or pledge of securities and other property (not applicable to cash accounts): each of the undersigned has signed the enclosed Customer's Agreement and Customer's Loan Consent which are intended to cover, in addition to the provisions hereof, the terms upon which the Partnership is to be carried.



                                   Very truly yours,

                                   HOVDE CAPITAL, LTD.

Dated:    11/5/99                  By:  /s/ Richard J. Perry, Jr.
        --------------                  ----------------------------
                                    General Partner(s)

                                    ________________________________


                                    ________________________________